

July 30, 2015

Robert Rothenberg
Chief Executive Officer
OSL Holdings, Inc.
81 Big Oak Road, Suite 116
Yardley, PA 19067

> **Re: OSL Holdings, Inc.**
> **Information Statement on Schedule 14C**
> **Filed July 23, 2015**
> **File No. 001-32658**

Dear Mr. Rothenberg:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

General

1. Please prominently disclose that the company has already acted by written consent twice in the past nine months to increase the number of authorized shares. Further, please expand your disclosure to discuss in greater detail that the company has increased the number of shares issued and outstanding from 375 million to over 1 billion since December 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:　　Thomas D'Orazio
　　　　Vice President, Corporate Controller

　　　　Lawrence Metelitsa, Esq.
　　　　Lucosky Brookman LLP